06051315

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALPS Distributors, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1625 Broadway, Suite 2200
(No. and Street)

Denver, Colorado 80202
(City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING NOV 29 2006 WASH D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana M. Adams 303.623.2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 3400, Denver, Colorado 80203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diana M. Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALPS Distributors, Inc., as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

PALAK H. PATEL NOTARY PUBLIC STATE OF COLORADO

Signature

Vice President & Corporate Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPS Distributors, Inc
September 30, 2006

Contents

BKD LLP

Independent Accountants' Report

Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

We have audited the accompanying statement of financial condition of ALPS Distributors, Inc. (a wholly owned subsidiary of ALPS Holdings, Inc.) as of September 30, 2006, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ALPS Distributors, Inc. as of September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Effective October 1, 2006, ALPS Distributors, Inc. executed a new expense sharing agreement with ALPS Fund Services, Inc. The agreement is more fully described in Note 5.

BKD, LLP

Denver, Colorado
November 21, 2006

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514 303 861-4545 Fax 303 832-5705
111 S. Tejon Street, Suite 800 Colorado Springs, CO 80903-2286 719 471-4290 Fax 719 632-8087

ALPS Distributors, Inc.
Statement of Financial Condition
September 30, 2006

Assets

Cash	$	354,378
Distribution fees receivable		543,383
Marketable securities owned, at market value		106,073
Receivable from ALPS Holdings, Inc.		252,000
	$	1,255,834

Liabilities and Stockholder's Equity

Note Payable	$	252,000
Stockholder's Equity		
Paid-in capital		450,000
Retained earnings		553,834
Total stockholder's equity		1,003,834
	$	1,255,834

See Notes to Financial Statements

ALPS Distributors, Inc.

Statement of Income

Year Ended September 30, 2006

Revenues		
Distribution fees	$	3,060,372
Reimbursed regulatory costs		502,040
Dividends and interest		16,629
Loss on securities owned		(14,869)
		3,564,172
Expenses		
General and administrative		21,280
Regulatory fees		564,504
Fund level expenses		80,000
Interest		24,504
		690,288
Net Income	$	2,873,884

ALPS Distributors, Inc.
Statement of Stockholder's Equity
Year Ended September 30, 2006

	Paid-in Capital	Retained Earnings	Total
Balance at October 1, 2005	$ 300,000	$ 20,942	$ 320,942
Deemed distributions to ALPS Holdings, Inc. for net revenues and expenses paid by ALPS Fund Services, Inc. (Note 5)	—	(2,340,992)	(2,340,992)
Capital contributions from ALPS Holdings, Inc.	150,000	—	150,000
Net income	—	2,873,884	2,873,884
Balance at September 30, 2006	$ 450,000	$ 553,834	$ 1,003,834

ALPS Distributors, Inc.

Statement of Cash Flows

Year Ended September 30, 2006

Operating Activities		
Net income	$	2,873,884
Items not requiring (providing) cash		
Distribution fees revenue collected by ALPS Fund Services, Inc. under expense sharing agreement		(2,998,358)
Dividend revenue collected by ALPS Fund Services, Inc. under expense sharing agreement		(12,253)
Expenses paid by ALPS Fund Services, Inc. under expense sharing agreement		669,619
Loss on marketable securities owned		14,869
Changes in distribution fees receivable		(543,383)
Net cash provided by operating activities		4,378
Financing Activities		
Capital contributions from ALPS Holdings, Inc.		150,000
Net cash provided by financing activities		150,000
Increase in Cash		154,378
Cash, Beginning of Year		200,000
Cash, End of Year	$	354,378
Supplemental Cash Flows Information		
Payment on note payable, bank by ALPS Holdings, Inc.	$	28,000

See Notes to Financial Statements

ALPS Distributors, Inc.

Notes to Financial Statements

September 30, 2006

Note 1: Organization and Summary of Significant Accounting Policies

Nature of Operations

ALPS Distributors, Inc. (the Company or ADI) is a wholly owned subsidiary of ALPS Holdings, Inc. (AHI). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD).

The Company operates under the provisions of the paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. As such, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at market value.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with AHI. Based on the expense sharing agreement with ALPS Fund Services, Inc. (AFS) (Note 5) allocable income tax expense of AHI to ADI is paid by AFS. Thus no provision for income taxes has been recorded in these financial statements.

Note 2: Marketable Securities Owned

Marketable securities owned consist of an investment in a closed end fund with a market value at September 30, 2006, of $106,073.

Note 3: Long-term Debt

The Company has a note payable in the amount of $252,000 to a bank due September 30, 2011. Payments of $7,000 plus accrued interest are due quarterly through September 30, 2007, and $14,000 plus accrued interest quarterly thereafter. Interest varies at the bank's prime rate plus 2.5%. The note payable is secured by substantially all the assets of the Company.

The Company has an $8,000 revolving line of credit with a bank expiring September 30, 2011. At September 30, 2006, there were no amounts borrowed against the line. The line is collateralized by substantially all of the Company's assets. Interest varies with the bank's prime rate plus 2.5%.

The note payable and revolving line of credit were obtained in connection with an agreement between AHI and the bank. The Company did not receive any proceeds from the borrowing on the note payable. AHI received the proceeds of the borrowings and the balance sheet reflects a receivable from AHI in the same amount.

Aggregate annual maturities of long-term debt at September 30, 2006:

2007	$ 28,000
2008	56,000
2009	56,000
2010	56,000
2011	56,000
	$ 252,000

Note 4: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2006, the Company had net capital of $192,540, which was $175,731 in excess of its required net capital of $16,808. The Company's net capital ratio was 1.3 to 1 at September 30, 2006.

Note 5: Related Party Transactions

Prior to October 1, 2005, the Company had an expense sharing agreement with AFS, a sister company of ADI. The agreement called for AFS to record all the revenues and expenses of ADI on the books and records of AFS.

Effective October 1, 2005, ADI and AFS entered into a new expense sharing agreement, which calls for AFS to assume responsibility for and pay any and all overhead and operating expenses and liabilities of ADI (other than regulatory expenses and charges to the Company including, but not limited to, those of the NASD, CRD, and the states, the insurance premium charges to ADI for its fidelity bond, interest expenses and other expenses that may from time to time have been billed

directly to ADI for products and services directly applicable to ADI), without reimbursement from ADI.

The Company also has an agreement that allows AFS to collect and retain revenue earned through distribution fees and dividend income.

During the year ended September 30, 2006, the allocable portion of overhead and operating expenses assumed and paid for by AFS on behalf of ADI were as follows:

Salaries	$ 1,155,740
Fund level expenses	513,435
General and administrative expenses	237,057
	$ 1,906,232

The net revenue collected by AFS and expenses paid by AFS, under the revenue and expense agreements, is treated by the Company as a distribution to AHI, which is the sole shareholder of both the Company and AFS. For the year ended September 30, 2006, the amounts under the agreements consisted of the following:

Distribution fees revenue collected and retained by AFS	$ 2,998,358
Dividend revenue collected and retained by AFS	12,253
Expenses paid by AFS	(669,619)
Net deemed distribution to AHI	$ 2,340,992

Note 6: Subsequent Event

Subsequent to September 30, 2006, AHI received a letter of commitment from a bank to refinance its note payable, including the note payable allocable to the Company. As the new loan agreement has not been finalized it is undetermined whether the Company will be liable for any portion of the new debt.

Supplementary Information

ALPS Distributors, Inc.

Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934

September 30, 2006

Net Capital		
Total stockholder's equity	$	1,003,834
Deductions		
Nonallowable assets		
Distribution fees receivable		543,383
Receivable from ALPS Holdings, Inc.		252,000
Haircut on marketable securities owned		15,911
Net capital	$	192,540
Aggregate Indebtedness		
Note payable, bank	$	252,000
Total aggregate indebtedness	$	252,000
Computation of Basic Net Capital Requirements		
Required minimum net capital	$	16,800
Net capital in excess of minimum requirements	$	175,740
Ratio: Aggregate indebtedness to net capital		1.3 to 1

There were no variances between this computation of net capital under Rule 15c3-1 and the Company's computation filed with Part II, Form X-17A-5. Accordingly, no reconciliation is necessary.

Independent Accountants' Report on Internal Control

BKD LLP

Independent Accountants' Report on Internal Control

Board of Directors
ALPS Distributors, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of ALPS Distributors, Inc. (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate September 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado
November 21, 2006

ALPS Distributors, Inc.

Accountants' Report and Financial Statements

September 30, 2006

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document